4:12 PM
08/20/21
Accrual Basis

Chaia Georgetown LLC
Balance Sheet
As of June 30, 2021

	Jun 30, 21
ASSETS	
Current Assets	
Checking/Savings	
1001 · Eagle Checking (4372)	500,788.91
1002 · PPP checking (1871)	85,107.16
Total Checking/Savings	585,896.07
Other Current Assets	
1201 · Credit Card Receivable	6,638.79
1250 · 3PM Receivables	794.75
1266 · ERTC Receivable	49,290.51
1300 · Inventory	6,857.29
1400 · Prepaid Expenses	2,287.16
1405 · Prepaid Trademark	539.65
1410 · Prepaid Insurance	2,838.73
Total Other Current Assets	69,246.88
Total Current Assets	655,142.95
Fixed Assets	
1500 · Fixed Assets	209,958.25
1505 · Leasehold Improvements	392,081.02
1600 · Accumulated Depreciation	-343,792.48
Total Fixed Assets	258,246.79
Other Assets	
1800 · 1 Organizational Costs	52,887.36
1950 · Security Deposit - Building	10,000.00
Total Other Assets	62,887.36
TOTAL ASSETS	**976,277.10**
LIABILITIES & EQUITY	
Liabilities	
Current Liabilities	
Accounts Payable	
2000 · Accounts Payable	97,735.10
Total Accounts Payable	97,735.10
Credit Cards	
2100 · Credit Card Payable	1.95
Total Credit Cards	1.95
Other Current Liabilities	
2200 · Customer Deposits	184.30
2300 · Sales Tax Payable	9,643.64
2400 · Payroll Liabilities	15,510.15
2421 · 3rd Party Tips Payable	5,104.26
2500 · Accrued Expenses	195.75
2600 · Gift cards	28.16
2701 · Due to/from Chaia LLC	7,954.84
2702 · Due to/from Chaia MVT	-209,911.57
2703 · Loan from Bettina Stern	4,233.66
Total Other Current Liabilities	-167,056.81
Total Current Liabilities	-69,319.76

Chaia Georgetown LLC
Balance Sheet
As of June 30, 2021

	Jun 30, 21
Long Term Liabilities	
2810 · Loan from Eagle Bank	173,154.13
2815 · Loan Payable - Navitas (Toast)	1,782.24
2821 · PPP2	168,350.00
2822 · SBA COVID-19 Loan	500,000.00
Total Long Term Liabilities	843,286.37
Total Liabilities	773,966.61
Equity	
32000 · Retained Earnings	215,127.62
Net Income	-12,817.13
Total Equity	202,310.49
TOTAL LIABILITIES & EQUITY	**976,277.10**